# Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, SVP Investor Relations, Tel: +47 22544411

Date: 19.09.06



## ORK – Financial Calendar 2007

| Report | Release date |
|---|---|
| 4 quarter 2006 | 14 February 2007 |
| 1 quarter 2007 | 3 May 2007 |
| 2 quarter 2007 | 9 August 2007 |
| 3 quarter 2007 | 31 October 2007 |



Annual General Meeting 19 April 2007

All dates subject to change.



B

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# Notice to the Oslo Stock Exchange

ORKLA



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

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## Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 19 September 2006 bought 3,641,000 shares in Orkla ASA at an average share price of NOK 318.00.

After this transaction, Stein Erik Hagen and his close associates own 41,911,000 shares in Orkla ASA.

The board of directors of Orkla ASA will upon request consider the acquisition of more than 20% of the shares in Orkla ASA according to applicable concession legislation. The acquisition also requires that Canica obtains concession from relevant concession authorities

Contacts:
Rune Helland, Orkla Investor Relations, Tel: +47 2254 4411